SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ 76.483.817/0001-20 - NIRE 41300036535 - CVM Registration 1431-1

B3 (CPLE3, CPLE5)

NYSE (ELP, ELPC)

LATIBEX (XCOPA, XCOPO)

Migration to B3's Novo Mercado

COPEL (“the Company”) is pleased to announce to its shareholders and the market in general that, on this date, it has completed the process of migration to the Novo Mercado of [B]³ S.A. - Brasil, Bolsa, Balcão (“B3”), a segment that represents the highest standard of corporate governance in the Brazilian market (“Migration to the New Market”).

As a result of the Migration to the Novo Mercado, as of today, the Company will have only common shares, which will be traded under the code CPLE3, consolidating a simpler, more transparent corporate structure in line with best market practices.

This achievement represents much more than a change in listing segment; it reflects the strategic commitment to excellence in governance and the generation of long-term value. By joining the Novo Mercado, the Company:

•	Strengthens governance by adopting stricter corporate rules, aligned with the best international practices.
•	Increases the attractiveness of its shares, favoring greater liquidity and potential appreciation, by concentrating on trading in a single type of share (common).
•	Reinforces its commitment to investors, ensuring more robust rights and consolidating its position as a benchmark in the Brazilian electricity sector.

Copel remains available for further clarification through its Investor Relations channels.

Curitiba, December 22, 2025

Felipe Gutterres

Vice-President of Finance and Investor Relations

For further information, please contact the Investor Relations team:
ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 22, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.